SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




 RYANAIR ENTERS 10 YEAR AGREEMENT WITH GENERAL ELECTRIC FOR ENGINE MAINTENANCE

Ryanair Holding plc, Europe's No. 1 low fare airline, today (Monday, 1st November 2004) announced that it had entered into a 10 year agreement, with an option for a 10 year extension, with General Electric's subsidiary GE Engine Services ("GE") to provide engine maintenance for the Ryanair fleet.

This all inclusive maintenance contract will include the repair and overhaul of engine components, the provision of spare parts, technical support of the fleet and the maintenance and overhaul of all the CFM56-7 series engines which power its current fleet of 59 Boeing 737-800 next generation aircraft and the 96 firm aircraft deliveries and up to 123 options to be delivered over a period up to 2010.

The agreement will enable Ryanair to partner with GE an industry leader in providing world class engine maintenance and overhaul services at significantly reduced prices.

Commenting on the GE engine maintenance agreement Michael Hickey Ryanair's Director of Engineering said:

        "We are pleased that we have entered into this exclusive 10 year agreement with GE for the provision of engine maintenance and overhaul services. GE are a world class provider of these services and we have secured a long term agreement which will enable us to significantly reduce our maintenance and overhaul costs on our existing CFM56-7 engines and those still to be delivered under our aircraft delivery programme with Boeing".

Mr. Dan Heintzelman, President and CEO of GE Engine Services said:

        "We look forward to our long term relationship with Ryanair, Europe's largest low fares airline. GE is an acknowledged leader in the provision of engine maintenance and overhaul services and we were able to successfully win the competitive tender by highlighting our extensive record of quality service at very competitive prices. We have worked closely with Ryanair to meet their requirements to ensure this programme meets the highest international standards of quality and safety. We look forward to developing an even closer relationship with Ryanair over the period of the agreement".

ENDS.                          Monday, 1st November 2004

For reference:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00-353-1-8121228          Tel: 00-353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  01 November 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director